UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

APPGATE INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03783X104

(CUSIP Number)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D amends the Reporting Persons’ Schedule 13G originally filed with the Securities and Exchange Commission (“SEC”) on February 15, 2022, as amended by the Schedule 13G/A filed with the SEC on February 9, 2023.

SCHEDULE 13D

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS MAGNETAR FINANCIAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,910,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,910,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,910,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.86%(1)
14	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1)     Comprised of 50,910,371 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS MAGNETAR CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,910,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,910,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,562,193
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.86%(1)
14	TYPE OF REPORTING PERSON (see instructions) HC, PN

(1)     Comprised of 50,910,371 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS Supernova Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,910,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,910,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,910,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.86%(1)
14	TYPE OF REPORTING PERSON (see instructions) HC; OO

(1)     Comprised of 50,910,371 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS David J. Snyderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,910,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,910,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,910,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.86%(1)
14	TYPE OF REPORTING PERSON (see instructions) HC; IN

(1)     Comprised of 50,910,371 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to shares of common stock, $0.001 par value per share (“Common Stock”), of Appgate, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is 2 Alhambra Plaza, Suite PH-1-B, Coral Gables, FL 33134.

Pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended, this Statement amends the Reporting Persons’ Schedule 13G originally filed with the Securities and Exchange Commission (“SEC”) on February 15, 2022, as amended by the Schedule 13G/A filed with the SEC on February 9, 2023.

Item 2.	Identity and Background

The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to shares of Common Stock (the “Shares”) held for the accounts of each of: Magnetar Xing He Master Fund Ltd, a Cayman Islands exempted company (“Magnetar Xing He”), Magnetar SC Fund Ltd, a Cayman Islands exempted company (“Magnetar SC”), Magnetar Constellation Master Fund, Ltd, a Cayman Islands exempted company (‘Magnetar Constellation Master”), Magnetar Constellation Fund II, Ltd, a Cayman Islands exempted company (“Magnetar Constellation II”), Magnetar Structured Credit Fund, LP, a Delaware limited partnership (“Magnetar Structured”), Magnetar Longhorn Fund LP, a Delaware limited partnership (“Magnetar Longhorn”), Purpose Alternative Credit Fund - F LLC, a Delaware limited liability company (“Purpose Alternative F”), Purpose Alternative Credit Fund - T LLC, a Delaware limited liability company (“Purpose Alternative T”) and Magnetar Lake Credit Fund LLC, a Delaware limited liability company (“Magnetar Lake” and, together with Magnetar Xing He, Magnetar SC, Magnetar Constellation Master, Magnetar Constellation II, Magnetar Structured, Magnetar Longhorn, Purpose Alternative F and Purpose Alternative T, the “Funds”).

Magnetar Financial is an SEC-registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Reporting Persons. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

(b)            The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)            Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons originally acquired $75.0 million in aggregate principal amount of Convertible Senior Notes due 2024 (the “Notes”) in 2021, for total consideration of $75.0 million, as further described in the Current Reports on Form 8-K of the Company filed on February 9, 2021 and October 15, 2021. The terms of the Notes were subsequently amended in June 2023, as further described in the Current Report on Form 8-K of the Company filed on June 15, 2023. The Reporting Persons acquired an additional $4.0 million of Notes in January 2024. The aggregate amount of funds used by the Reporting Persons in purchasing the Notes on behalf of the Funds came directly from the assets of the Funds.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired, and continue to hold, the Notes (and the Shares issuable upon conversion of the Notes) reported in this Schedule 13D for investment purposes. The Reporting Persons have had numerous constructive discussions with the Company’s management to express their views as to the Company’s business and its current strategies to enhance or maximize shareholder value. Although the Reporting Persons had no plans or proposals at the time of their acquisition of the Notes and do not have any particular plans or proposals at present, the Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Company’s board of directors, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Company, its assets or its securities, which could potentially include plans or proposals relating to any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D/A, and may take other steps seeking to bring about changes to increase shareholder value. Such proposals or positions may include one or more plans that relate to the Company’s business, management, capital structure and allocation, corporate governance, board composition and strategic alternatives and direction.

Item 5.	Interest in Securities of the Issuer

The Company reported in their Form 10-Q filed on November 11, 2023 that 131,793,660 shares of Common Stock were issued and outstanding as of November 10, 2023.

(a) and (b)  The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(c)            None.

(d)            None.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, except for the agreements between the Reporting Persons and the Company entered into in connection with the Reporting Persons’ purchase of the Notes and any amendments thereto, as set forth in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Notes or the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1**	Second Amendment to Amended and Restated Note Issuance Agreement, dated January 11, 2024, by and among Legacy Appgate, Appgate, the other guarantors party thereto, the Noteholders and Magnetar Financial LLC.
2*	Amended and Restated Note Issuance Agreement, dated June 9, 2023, by and among Legacy Appgate, Appgate, the other guarantors party thereto, Magnetar Financial LLC and U.S. Bank Trust Company, National Association.
3*	Amended and Restated Note Purchase Agreement, dated June 9, 2023, by and among Legacy Appgate, Appgate and the lenders named on the Schedule of Lenders attached thereto.
4*	Amendment to Registration Rights Agreement, dated as of June 9, 2023, by and among Appgate, Legacy Appgate, Magnetar Financial LLC and the holders of Notes.
99	Joint Filing Agreement

*Incorporated by Reference from Exhibits 10.1, 10.2 and 10.5, respectively, of the Company’s Current Report on Form 8-K filed with the SEC on June 15, 2023.

**Incorporated by Reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on January 18, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

/s/ David J. Snyderman
Attorney-in-fact for David J. Snyderman